UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

DigitalTown, Inc.
(Name of Issuer)

Common Stock, par value per share $0.11
(Title of Class of Securities)

25400E102
(CUSIP Number)

James Parsons 2155 112th Ave NE Bellevue, WA 98004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	25400E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pithia One, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,385,590
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,385,590
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,385,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON (See Instructions) IV

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Catena Fund One, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,385,590
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,385,590
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,385,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON (See Instructions) IV

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence Lerner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,385,590
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,385,590
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,385,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1. Security and Issuer

DigitalTown, Inc. 2155 112th Ave NE, Bellevue, WA 98004

Item 2. Identity and Background

General Partnership

(a)	This Schedule 13D is filed by:

•	Pithia One LLC, a Delaware limited liability company (“Pithia”);

•	Catena Fund One, L.P., a Delaware limited partnership (“Catena”);

•	Lawrence Lerner (“Lawrence”);

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

Pithia is the investment adviser to Catena, which is an investment limited partnership. Pithia is the General Partner of Catena. Lawrence is the sole and managing member of Pithia.

(c)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Considerations

The source and amount of funds used in purchasing the Common Stock is as follows:

Purchaser:	Source of Funds	Amount

Catena Fund One Working Capital		1,050,000 RHOCs*

*RHOC are a form of cryptocurrency, valued at $1.16/RHOC at the time of the transaction.

No funds or other consideration were borrowed or obtained for the purpose of acquiring the Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons originally acquired, and continue to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Persons have had numerous constructive discussions with the Issuer’s management to express their views as to the Issuer’s business and its current strategies to enhance or maximize shareholder value. The Reporting Persons will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by the Reporting Persons in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

Although the Reporting Persons had no plans or proposals at the time of their various purchases and do not have any particular plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, Issuer’s board of directors, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities, and may take other steps seeking to bring about changes to increase shareholder value. Such proposals or positions may include one or more plans that relate to the Issuer’s business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction.

The Reporting Persons will be appointing 3 new members of the Board of Directors, and 2 existing directors will resign from the Board

Item 5. Interest in Securities of the Issuer

As of May 22, 2018, the Reporting Persons beneficially own 11,385,590 shares of Common Stock, 10% of a total of 125,429,648 Common Stock issued by Issuer.

No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

10	Stock Purchase Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/24/18
Dated

/s/
Signature

Lawrence Lerner, Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).